

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2011

Mr. Richard Szymanski
Chief Financial Officer
Morgans Hotel Group Co.
475 Tenth Avenue
New York, NY 10018

>   **Re: Morgans Hotel Group Co.**
>   **Form 10-K for the year ended December 31, 2009**
>   **Filed March 12, 2010**
>   **Definitive Proxy Statement**
>   **Filed April 15, 2010**
>   **File No. 001-33738**

Dear Mr. Szymanski:

        We have completed our review of your filings and do not have any further comments at this time.

>   Sincerely,

>   Daniel L. Gordon
>   Branch Chief